UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

General Motors Corporation

(Name of Issuer)

Common Stock, par value $1-2/3 per share

(Title of Class of Securities)

370442105

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 48,386,300 8. Shared Voting Power 7,613,700 9. Sole Dispositive Power 48,386,300 10. Shared Dispositive Power 7,613,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 565,503,422 shares of common stock issued and outstanding on July 31, 2005, as set forth in General Motors’ Form 10-Q filed on August 8, 2005, for the period ending June 30, 2005.

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 56,000,000 8. Shared Voting Power 9. Sole Dispositive Power 56,000,000 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% *
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 565,503,422 shares of common stock issued and outstanding on July 31, 2005, as set forth in General Motors’ Form 10-Q filed on August 8, 2005, for the period ending June 30, 2005.

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 250 Rodeo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,613,700 8. Shared Voting Power 9. Sole Dispositive Power 7,613,700 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,613,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 1.35% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 565,503,422 shares of common stock issued and outstanding on July 31, 2005, as set forth in General Motors’ Form 10-Q filed on August 8, 2005, for the period ending June 30, 2005.

This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed on June 17, 2005, as amended on September 1, 2005 and September 21, 2005 (as amended, the “Schedule 13D”) by Tracinda Corporation, a Nevada corporation (“Tracinda”), 250 Rodeo, Inc., a Delaware corporation (“250 Rodeo”), and Kirk Kerkorian, relating to the common stock, par value $1 2/3 per share, of General Motors Corporation, a Delaware corporation. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended to add the following information:

On October 11, 2005, Tracinda acquired 2,103,848 shares of General Motors common stock in open market purchases. The average purchase price for the shares is $26.979 per share, or an aggregate of approximately $56,760,110, which Tracinda intends to borrow under the Loan Agreement on October 14, 2005, the settlement date for the purchases.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to the shares beneficially owned by each person or entity named in Item 2 of the Schedule 13D. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons.

Name	Number of Shares	Percent of Outstanding(1)
Tracinda Corporation	56,000,000	9.9%
250 Rodeo, Inc.	7,613,700	1.3%
Kirk Kerkorian	56,000,000	9.9%
Anthony L. Mandekic	-0-	0%

(1)	Computed on the basis of 565,503,422 shares of common stock issued and outstanding on July 31, 2005, as set forth in General Motors’ Form 10-Q filed on August 8, 2005, for the period ended June 30, 2005.

(c) The table included in Appendix A sets forth transactions in shares of General Motors common stock by Tracinda in the open market on October 11, 2005 and is incorporated herein by reference. Other than as set forth in Appendix A or as previously disclosed in the Schedule 13D, none of the persons named in paragraphs (a)-(b) above have effected any transactions in the shares during the past 60 days. The purchases set forth on Appendix A will be settled on October 14, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2005

TRACINDA CORPORATION

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Attorney-on-Fact*

250 RODEO, INC.

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer*

*	Power of Attorney previously filed as Exhibit (i) to Schedule TO/A filed by Tracinda Corporation on May 26, 2005.

Appendix A

Purchases by Tracinda Corporation on October 11, 2005

of Shares of General Motors Common Stock

Number of Shares	Price per Share
500	$26.20
4500	26.20
100	26.22
700	26.22
900	26.21
200	26.22
100	26.22
700	26.22
1600	26.23
100	26.22
200	26.21
1200	26.20
800	26.21
300	26.21
500	26.21
100	26.22
700	26.22
400	26.21
194	26.22
400	26.22
100	26.24
2400	26.24
1400	26.26
900	26.27
1400	26.27
1900	26.29
200	26.29
3700	26.29
400	26.29
700	26.28
200	26.29
500	26.29
300	26.29
300	26.29
2500	26.30
10000	26.30
2300	26.33
1300	26.32
3100	26.33
2000	26.33
3000	26.33
2000	26.33
5000	26.33
700	26.33
1700	26.33
700	26.33
1400	26.33
3800	26.33
1300	26.33
3100	26.33
1400	26.33

Number of Shares	Price per Share
4400	$26.33
2500	26.33
500	26.33
1200	26.32
700	26.32
600	26.32
400	26.32
600	26.31
500	26.31
600	26.32
500	26.32
400	26.32
200	26.32
1500	26.32
1500	26.32
10300	26.31
54	26.31
4100	26.31
2500	26.31
2500	26.32
2500	26.32
2400	26.31
500	26.31
1800	26.31
1700	26.31
400	26.31
700	26.31
800	26.31
200	26.31
800	26.31
400	26.31
200	26.31
700	26.31
200	26.31
600	26.31
700	26.31
1800	26.32
500	26.32
600	26.32
300	26.32
200	26.32
400	26.32
1300	26.32
3300	26.32
400	26.32
100	26.31
300	26.31
1100	26.31
1700	26.31
500	26.31
200	26.30
400	26.30

Number of Shares	Price per Share
200	$26.30
200	26.30
1500	26.30
100	26.30
1000	26.31
300	26.31
100	26.31
100	26.31
300	26.31
1300	26.31
200	26.31
400	26.32
100	26.32
200	26.32
600	26.32
300	26.32
800	26.32
200	26.33
1100	26.32
100	26.32
500	26.32
300	26.33
800	26.33
400	26.33
500	26.33
300	26.33
300	26.33
1300	26.33
1100	26.32
500	26.33
400	26.33
2200	26.33
100	26.33
100	26.33
500	26.33
100	26.33
6400	26.33
2100	26.33
600	26.33
100	26.33
400	26.33
500	26.33
500	26.32
100	26.32
200	26.32
300	26.33
500	26.33
300	26.33
200	26.33
10000	26.32
1900	26.33
400	26.33

Number of Shares	Price per Share
600	$26.33
200	26.33
200	26.33
1000	26.33
1500	26.33
4400	26.33
800	26.33
2300	26.34
100	26.32
400	26.32
1200	26.32
200	26.32
200	26.32
300	26.31
400	26.31
1200	26.30
700	26.30
300	26.30
500	26.30
1300	26.31
1300	26.31
47400	26.31
300	26.32
500	26.32
100	26.32
8300	26.35
5700	26.35
800	26.34
100	26.34
1500	26.34
100	26.36
2000	26.36
600	26.37
500	26.37
1700	26.38
100	26.38
1100	26.38
100	26.38
3700	26.38
600	26.38
200	26.38
1000	26.38
1100	26.38
2100	26.38
5000	26.38
100	26.38
400	26.38
2000	26.39
100	26.39
100	26.39
12800	26.39
1400	26.39

Number of Shares	Price per Share
100	$26.39
50000	26.375
3400	26.40
2400	26.39
200	26.40
1000	26.40
9600	26.39
1200	26.39
36000	26.40
2000	26.40
100	26.46
2700	26.46
100	26.45
800	26.46
1200	26.46
2900	26.46
1600	26.47
4400	26.47
500	26.48
100	26.48
100	26.45
900	26.45
500	26.44
1300	26.44
900	26.43
600	26.44
1700	26.45
100	26.45
1400	26.45
200	26.45
1200	26.45
1500	26.45
700	26.45
400	26.45
400	26.45
12000	26.45
3500	26.45
1100	26.47
400	26.46
200	26.46
100	26.46
300	26.46
200	26.46
1300	26.47
2100	26.46
500	26.46
14500	26.46
2100	26.47
1800	26.48
1100	26.48
300	26.47
3500	26.50

Number of Shares	Price per Share
400	$26.50
500	26.50
100	26.65
100	26.65
100	26.64
100	26.65
13500	26.65
200	26.65
4400	26.65
1200	26.65
3200	26.65
2000	26.64
2400	26.65
500	26.65
700	26.65
2500	26.65
1600	26.65
1600	26.65
1000	26.65
2800	26.64
1300	26.64
700	26.63
100	26.60
100	26.70
100	26.69
100	26.69
4200	26.70
4400	26.70
2400	26.71
1700	26.75
2700	26.75
2600	26.83
100	26.90
100	26.90
25000	26.90
5500	26.90
5500	26.90
5400	26.90
100	26.85
800	26.85
200	26.85
2300	26.86
2400	26.90
100	26.99
2200	26.98
100	26.98
3200	26.98
5500	26.99
5500	27.00
2600	27.00
25000	27.00
25000	27.00

Number of Shares	Price per Share
2200	$26.95
4100	26.94
600	26.94
3000	26.94
1700	26.90
6000	26.91
4400	26.90
4400	26.90
100	26.90
4300	26.90
5500	26.91
100	27.05
5500	27.00
5500	27.01
2600	27.00
11500	27.00
10000	27.00
7000	27.00
4000	26.98
17500	26.96
20000	27.03
2000	27.03
15000	27.05
5000	27.05
8000	27.05
6000	27.04
1000	27.03
2000	27.02
2000	27.02
10000	27.02
300	27.00
6400	27.02
1500	27.05
1100	27.05
500	27.05
3600	27.05
3500	27.05
200	27.12
1200	27.12
600	27.12
1900	27.13
900	27.13
2500	27.13
600	27.13
2100	27.13
800	27.12
1200	27.12
100	27.11
1500	27.13
2000	27.13
10000	27.20
10000	27.25

Number of Shares	Price per Share
12500	$27.50
37500	27.50
12500	27.63
10000	27.63
14000	27.80
30000	27.80
10000	27.77
100	27.52
1000	27.52
1800	27.52
2600	27.55
200	27.56
1600	27.56
600	27.55
200	27.55
100	27.56
800	27.54
4100	27.54
200	27.54
1100	27.53
100	27.53
1900	27.50
500	27.47
900	27.47
300	27.45
100	27.45
100	27.45
300	27.44
100	27.44
700	27.44
1500	27.44
2700	27.44
3000	27.44
4400	27.44
2700	27.44
1700	27.45
3700	27.45
6100	27.45
400	27.44
1600	27.45
46000	27.525
4400	27.45
4000	27.44
2600	27.44
25000	27.31
10000	27.38
10000	27.37
10000	27.40
8000	27.40
10000	27.40
11000	27.35
10000	27.30

Number of Shares	Price per Share
6000	$27.30
6100	27.28
3900	27.28
100	27.25
20000	27.25
1000	27.25
3000	27.25
10000	27.23
2100	27.20
2000	27.20
700	27.25
700	27.25
2200	27.24
900	27.24
5100	27.24
58000	27.25
15000	27.30
25000	27.35
5000	27.35
35000	27.35
300	27.28
300	27.28
900	27.28
1300	27.28
2200	27.29
1100	27.30
1900	27.30
1900	27.30
2700	27.30
3100	27.29
100	27.29
1200	27.29
3300	27.29
1500	27.28
1200	27.28
200	27.28
500	27.28
1200	27.28
1300	27.28
500	27.28
100	27.28
200	27.28
100	27.22
3800	27.23
2600	27.24
4400	27.24
400	27.24
3500	27.24
4400	27.24
900	27.24
1500	27.24
5200	27.24

Number of Shares	Price per Share
4400	$27.24
3400	27.24
4400	27.24
6000	27.24
400	27.24
2000	27.25
4500	27.24
1000	27.25
633	27.24
18400	27.25
1067	27.24
12000	27.22
10000	27.23
5000	27.27
8000	27.25
15000	27.26
100	27.20
1600	27.19
600	27.19
100	27.15
2000	27.15
1800	27.15
2300	27.13
100	27.12
1800	27.12
400	27.11
500	27.10
1800	27.10
300	27.05
600	27.04
100	27.04
1200	27.01
300	26.97
800	26.95
1100	26.95
900	26.96
1200	26.96
200	26.96
700	26.95
1800	26.95
200	26.95
1100	26.94
1700	26.85
100	26.87
1000	26.89
600	26.89
300	26.90
2600	26.93
1500	26.93
3500	26.93
4400	26.94
500	26.92

Number of Shares	Price per Share
9000	$26.92
1200	26.92
100	26.84
400	26.82
2100	26.81
200	26.81
200	26.81
700	26.81
500	26.81
500	26.81
900	26.81
2200	26.81
400	26.90
1500	26.89
2400	26.89
3000	26.90
1900	26.90
2000	26.90
3900	26.93
1000	26.94
2400	26.94
100	26.96
900	27.00
800	27.00
2100	26.99
2300	26.99
4400	26.99
4400	26.99
1100	26.99
1500	26.99
1100	26.99
2800	26.99
1100	26.99
900	26.99
200	26.98
10000	26.98
20000	26.95
3000	26.92
10000	26.90
2000	26.88
5000	26.85
15000	26.84
35000	26.88
19000	26.87
20000	26.92
61000	26.98
9000	26.98
25000	27.05
4000	27.04
14000	27.06
13000	27.09
5000	27.10

Number of Shares	Price per Share
8000	$27.15
3900	27.24
200	27.24
60000	27.24
500	27.21
2500	27.21
700	27.21
700	27.21
5000	27.21
500	27.20
1800	27.20
37000	27.20
2000	27.20
1800	27.20
3000	27.19
700	27.19
800	27.19
200	27.19
300	27.19
500	27.19
17000	27.19
2200	27.19
1100	27.18
500	27.18
200	27.17
200	27.17
900	27.16
100	27.11
5300	27.11
1100	27.11
500	27.10
100	27.11
200	27.11
2400	27.12
18100	27.13

Total Number of Shares	Average Price per Share
2,103,848	$26.979188